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As filed with the Securities and Exchange Commission on July 5, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SMC CORPORATION
(Name of Subject Company (Issuer))

MONACO COACH CORPORATION
SALMON ACQUISITION, INC.,
a wholly owned subsidiary of Monaco Coach Corporation
(Names of Filing Persons (Offerors))

COMMON STOCK
(Title of Class of Securities)

784460107
(CUSIP Number of Class of Securities)

Richard E. Bond, Esq.
Monaco Coach Corporation
91320 Industrial Way
Coburg, Oregon 97408
Telephone: (541) 686-8011
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)

with a copy to:
Henry P. Massey, Jr., Esq.
Michael J. Kennedy, Esq.
Eric John Finseth, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050
Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$21,258,716	$4,252

*
For purposes of calculating the filing fee only. This calculation assumes the purchase of 5,745,599 shares of common stock of SMC Corporation at the tender offer price of $3.70 per share of common stock.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/
/  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
/
/  Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/
Third-Party Tender Offer Subject to Rule 14d-1.

/
/  Issuer Tender Offer Subject to Rule 13e-4.

/
/  Going-Private Transaction Subject to Rule 13e-3.

/
/  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Salmon Acquisition, Inc., an Oregon corporation (the "Purchaser") and a wholly owned subsidiary of Monaco Coach Corporation, a Delaware corporation ("Parent"), to purchase all the outstanding shares of Common Stock (the "Shares") of SMC Corporation, an Oregon corporation (the "Company"), at a purchase price of $3.70 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

    The information set forth in the Offer to Purchase, including the Schedule thereto, is hereby incorporated by reference in answer to all items of this Schedule TO, except as otherwise set forth below.

ITEM 7. Source and Amount of Funds or Other Consideration.

    The information set forth in the second paragraph under the heading "Liquidity and Capital Resources" of Item 7 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed by Parent with the Commission is incorporated herein by reference.

ITEM 8. Interest in Securities of the Subject Company.

    The information set forth in the Schedule 13D filed by Parent and Purchaser with the Commission on July 3, 2001 is incorporated herein by reference.

ITEM 10. Financial Statements.

    Not applicable.

ITEM 11. Additional Information.

    The information set forth in the Letter of Transmittal is incorporated herein by reference.

ITEM 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated July 5, 2001.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Parent on June 25, 2001 (incorporated by reference to Parent's Schedule TO (preliminary communication) filed with the Commission on June 25, 2001, Exhibit 99.(a)(5)).
(a)(1)(H)	Summary Newspaper Advertisement published July 5, 2001 in the New York Times.

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(b)
Credit Agreement dated January 12, 2001 by and among Parent and U.S. Bank N.A. (incorporated by reference to Parent's Quarterly Report on Form 10-Q filed with the Commission on May 15, 2001, Exhibit 10.1).
(d)(1)
Agreement and Plan of Merger dated as of June 23, 2001, among Parent, Purchaser and the Company (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(2)(b)).
(d)(2)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Mathew M. Perlot (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(a)).
(d)(3)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Curtis W. Lawler (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(b)).
(d)(4)	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Mathew M. Perlot.
(d)(5)	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Curtis W. Lawler.
(d)(6)	Confidentiality Agreement dated March 21, 2001 between Parent, the Company and McDonald Investments Inc.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALMON ACQUISITION, INC.
By:	/s/ JOHN W. NEPUTE Name: John W. Nepute Title: President
MONACO COACH CORPORATION
By:	/s/ JOHN W. NEPUTE Name: John W. Nepute Title: President

Dated: July 5, 2001

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INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase dated July 5, 2001.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Parent on June 25, 2001 (incorporated by reference to Parent's Schedule TO (preliminary communication) filed with the Commission on June 25, 2001, Exhibit 99.(a)(5)).
(a)(1)(H)	Summary Newspaper Advertisement published July 5, 2001 in the New York Times.
(b)
Credit Agreement dated January 12, 2001 by and among Parent and U.S. Bank N.A. (incorporated by reference to Parent's Quarterly Report on Form 10-Q filed with the Commission on May 15, 2001, Exhibit 10.1).
(d)(1)
Agreement and Plan of Merger dated as of June 23, 2001, among Parent, Purchaser and the Company (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(2)(b)).
(d)(2)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Mathew M. Perlot (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(a)).
(d)(3)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Curtis W. Lawler (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(b)).
(d)(4)	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Mathew M. Perlot.
(d)(5)	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Curtis W. Lawler.
(d)(6)	Confidentiality Agreement dated March 21, 2001 between Parent, the Company and McDonald Investments Inc.
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 7. Source and Amount of Funds or Other Consideration.
  ITEM 8. Interest in Securities of the Subject Company.
  ITEM 10. Financial Statements.
  ITEM 11. Additional Information.
  ITEM 12. Exhibits.
SIGNATURES
INDEX TO EXHIBITS